July 12, 2017

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Northern Lights Fund Trust III, File No. 811-22655

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust III, a registered investment company (the “Trust”), we submit with this letter, via electronic filing, the attached preliminary proxy statement on behalf of the Marathon Value Portfolio (the “Fund”). The Proxy Statement relates to a special meeting of the Fund’s shareholders to consider the approval of a new investment advisory agreement with the Fund’s adviser due to a change of control of its parent company.

If you have any questions or comments related to this filing, please contact Tanya Goins at (404) 541-2954 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Tanya L. Goins